Filed by First Data Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Commission File No: 001-31527
Subject Company: Concord EFS, Inc.

        This communication is not a solicitation of a proxy from any security holder of First Data Corporation or Concord EFS, Inc., and First Data Corporation and Concord EFS, Inc. will be filing with the Securities and Exchange Commission a definitive joint proxy statement/prospectus to be mailed to security holders and other relevant documents concerning the planned merger of Concord EFS, Inc. with a subsidiary of First Data Corporation. WE URGE INVESTORS TO READ THE DEFINITIVE VERSION OF THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by First Data Corporation will be available free of charge from First Data Investor Relations, 6200 S. Quebec St., Suite 340, Greenwood Village, CO, 80111. Documents filed with the SEC by Concord EFS, Inc. will be available free of charge from Concord Investor Relations, 2525 Horizon Lake Drive, Suite 120, Memphis, TN, 38133.

        First Data Corporation and its directors and executive officers and other members of its management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of First Data Corporation in connection with the merger. Information about the directors and executive officers of First Data Corporation and their ownership of First Data Corporation stock is set forth in the proxy statement for First Data Corporation's 2003 annual meeting of stockholders.

        This transcript does not constitute an offer to sell or the solicitation of an offer to buy any of the securities described in the registration statement filed by the company on June 12, 2003, nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

        THE FOLLOWING IS A TRANSCRIPT OF A CONFERENCE CALL OF FIRST DATA CORPORATION HELD ON THURSDAY, JULY 17, 2003:

        Operator: Good morning, and thank you for standing by. All parties will be on listen only until the question-and-answer session of the call. The call is being recorded today. If anyone has any objections, you may disconnect at this time. If you have a question throughout the presentation, you can press *1 on your phone. I'd like to introduce your host for today's call, Mr. David Banks, Senior Vice President of Investor Relations. Sir, you may begin.

        David Banks: Thank you, Operator. Good morning and welcome, everyone. Thank you for joining us today for our second quarter earnings announcement. With me today are Charlie Fote, Chairman and Chief Executive Officer and Kim Patmore, Chief Financial Officer.

        Today's call is being recorded. Our press release is available on our website at www.firstdata.com.

        I want to remind you that our comments today include forward-looking statements, and I ask that you refer to the cautionary information in our 2002 10-K filing. During this call, we will discuss items that do not conform to Generally Accepted Accounting Principle measures in discussing our company's performance. We have reconciled those measures to GAAP measures in the schedules attached to our earnings release and on our website in the Invest section under the "Financials" heading.

        All statements made by First Data officers on this call are the property of First Data and subject to copyright protection. Recording, replay or distribution of any transcription of this call is prohibited without the express written consent of First Data.

        This communication is not a solicitation of a proxy from any security holder of First Data or Concord EFS. The companies will be filing a definitive joint proxy with the SEC to be mailed to security holders. For a complete version of the non-solicitation language, please refer to the second quarter earnings release that was distributed this morning.

        I hope by now you've had a chance to see that release and the financials which accompany it.

        Charlie will provide some highlights of the quarter; Kim will add some detail on our financials; and then we'll open it up for your questions.

        Charlie…

        Charles Fote: Thanks, David. Good morning, everyone.

        We had another great quarter. And, again I want to say thanks to our employees, partners and agents around the world for all their contributions. Your performance is second to none, and you continue to make this organization very, very proud.

        Earnings per share for the quarter were $0.47, with net income at $354 million. We're confident in achieving our EPS guidance of $1.87 to $1.93 for the year.

        Net cash flows from operations came in just over $500 million. Overall profit margins were very strong at 24%, up about 140 basis points over the same period last year.

        Revenue growth in the quarter was a strong 12% on a consolidated First Data basis. Remember, in the quarter, we lapped the Paymap and ECG acquisitions, which had about a 1% impact on revenue growth. We continue to feel that revenue will come in within our 14-17% range for the year also.

        Year-to-date, we're at 14% revenue growth, well within the yearly range. Our organic growth remains strong, in the 10-12% range. As I've said before, revenues from these and other acquisitions become more and more organic the longer they're embedded into the First Data family of businesses. This quarter's results, coupled with our strong first quarter growth, gives us confidence that we'll reach our full-year objectives for both revenue and profit.

        Setting aside the Concord merger, the only significant acquisition so far this year is TeleCash. Historically, most of our acquisition activity comes from our merchant segment. Obviously, with the Concord deal pending, we're limiting our U.S.-based acquisition activity in that segment. As we've updated you throughout the first half of the year, our key indicators remain strong particularly the transaction growth in both our merchant business and for our Western Union consumer-to-consumer money transfer business.

        More on the quarter in a moment.

        First, let's address a couple things regarding our pending Concord merger, as the activity surrounding that deal continues to remain our primary focus.

        As you know by now, we are currently in a review period with both the Department of Justice on our Hart-Scott-Rodino filing and with the Securities and Exchange Commission for our S-4 filing.

        We received the second request from Justice on June 12. We continue to work closely with Justice, to satisfy the specific requests that they've made of us. We continue to believe that the relevant market for anti-trust purposes at a minimum…let me repeat that, at minimum—includes the entire universe of debit transactions, whether they are offline or online.

        As you probably know by now, our combined share of that market, once the deal is complete, will be 25%, plus or minus. It's very competitive, as you might imagine, and "brutally" competitive in the words of some industry experts.

        We filed our S-4 in late May, and we're working with the SEC to ensure that we have a proxy that becomes effective just as soon as possible. Additionally, in late June, we filed the application with the FDIC and the Colorado Division of Banking, to merge the Concord EFS National Bank into our First

Financial Bank, which we have operated for many years under an industrial banking charter. Remember, this is a condition of closing that will allow us not to be a bank holding company post close.

        These are the regulatory hurdles we need to cross prior to closing the deal. In addition, we'll obviously need approvals for both sets of shareholders.

        Scott Betts, our integration leader, Miles Kilburn, Concord's integration leader, and their respective teams are working diligently to complete an assessment of as many of the business integration issues as possible, prior to closure. Both of them have made a lot of progress, and their teams have also made progress.

        One quick update on their efforts. As you know, at the outset of the merger, we told you the combined entity would realize approximately $230 million in savings on an annualized basis by 2005. We will realize these savings primarily through a combination of closing facilities and eliminating redundant jobs. Assuming an October 1st close, we expect to realize about 60% of these savings in 2004. Obviously, the rate at which we realize these savings is dependent on that closure date.

        Given current conditions, we still expect the merger will be neutral to earnings in 2004, prior to restructuring and integration charges and accretive for sure in 2005.

        As I've said many times, I remain extremely excited about this deal. Our two businesses are very complementary in the marketplace, without much customer or operational overlap. We play in only a limited way on the online debit side today. Concord plays in a big way. Concord provides us far greater presence in the online debit-processing space. When the merger is complete, their STAR network will provide us just one more point of presence in the network space. This combination creates a great strategic fit that I think will lead to tremendous value for all our shareholders.

        So, that's the status of the transaction.

        Now let me zero in on the segments for the quarter.

        Payment Services driven by Western Union delivered another strong quarter. Revenue in the segment grew to $896 million from $780 a year ago. This represents a 15% growth over second quarter 2002, and I'll reconcile some numbers here in a minute.

        A few items impacted revenue growth in the quarter. We lapped the Paymap and ECG acquisitions, which affected results about 250 basis points compared with last quarter. Growth was affected about 1% because of grow-over from a large customer sale in our low-margin legacy messaging business last year. Also, it's worth knowing that C2C transaction growth in June was stronger than in May, and May was stronger than in April, so we're excited about the quarter. We left the quarter on the right run rate.

        Easter occurred in April this year and in March last year. So the April comparisons were a little more difficult. But, the average growth rates of March and April, if you look at just March and April, the C2C transactions were very similar for the six-month growth rates in both 2003 and 2002.

        Hard dollar profits increased 24%, to $305 million, compared with the second quarter 2002. Corresponding profit margins improved to 34% from 32% a year ago. That includes an improvement in margins at Western Union International, including Mexico from 22% last year in the second quarter to 26% this quarter. It's still a little early to announce a trend, but we're happy with the international margin improvement.

        In addition, Western Union Money Transfer revenues—which represent about 80% of the payment segment revenues—increased by 17% during the quarter and about 13% if you adjust for the impact of the Euro.

        Western Union continued to deliver strong results in the second quarter by executing on its key strategies, which are: expanding and diversifying global distribution, building and supporting the Western Union brand, and expanding the Western Union product offerings and channels.

        The core Western Union business continues to perform extremely well. Consumer-to-consumer money transfer transactions—which account for more than 80% of Western Union money transfer revenue—grew 20%. Western Union's consumer-to-business process or "branded" transactions grew 15%.

        We expanded distribution in the second quarter by adding more than 5,000 new locations since March. Western Union now has 165,000 locations worldwide. Nearly 70% of these locations are outside of the U.S. In China and India, we continued to add locations, ending the quarter with nearly 19,000 locations in each of those two countries. Also, during the quarter, Western Union teamed up with AFL/WHIZ, an Indian logistics and courier provider, to offer home delivery services to over 400 cities in India. This service will be available to senders from all Western Union agent locations worldwide, with delivery generally made within one business day.

        During the second quarter, we signed about 1,000 new locations in Eastern Europe, about 130 in South America, some key locations in Africa, and about 700 locations in India.

        In the United States, Western Union renewed its agreement with Winn-Dixie, with more than 1,000 existing supermarket locations in 12 states, primarily located in the Southeast. In early June, we signed Meijer, a sizeable grocer in the Midwest, with more than 150 locations.

        Our backlog is over 20,000 locations signed and is scheduled for installation within the next 12 months. We remain on schedule for sure to end the year at just north of 180,000 locations around the world.

        We continue to invest in the Western Union brand and promote our product offerings. We launched our Western Union advertising campaign entitled, "uniting people with possibilities." This campaign has been well received by our consumers and agent partners, and it's a campaign that will augment—not replace—our existing strong brand attributes of speed, convenience, trust and reliability.

        Western Union International money transfer transactions were up 27%, with revenue growth up 26% over second quarter 2002. We had positive transaction growth in 47 of our top 50 countries; two of the three that were negative were down only slightly. Venezuela continues to be a problem.

        On the compliance front, we continue to enhance our operating systems and train our agent base.

        We experienced second quarter transaction growth of nearly 70% in India and more than 160% in China.

        In Mexico, the story remains a strong one. During the quarter Mexico transaction growth was 25%. Last quarter revenue growth in Mexico was in the mid-teens year over year. This quarter's growth was in the high-teens year over year. First quarter was mid-teens; second quarter was high teens. This is the highest revenue growth rate in Mexico since the fourth quarter of 1996. As you'll recall, last year we introduced a next-day product to this market at lower price. Adding our next day product to this market has for sure impacted growth rates. We have now lapped the product introduction. As a result, transaction and revenue growth rates should stabilize on a relative basis, going forward.

        We continue to expand and diversify our product offerings in the consumer-to-business and prepaid services markets.

        In the second quarter, we processed more than 33 million consumer bills for thousands of our commercial clients. Our expanded consumer-to-business product portfolio makes it easier for our customers to make payments through channels such as the Internet, the phone via voice-response units and at our agent locations. The consumer-to-business market is a great business for us today, and represents a growing opportunity for us. In fact, as I've mentioned before, and consistent with our across-the-board acquisition strategy, we continue to seek acquisitions in the bill payment space both domestically and internationally.

        Our prepaid services transaction growth in the second quarter was up a strong 34%. We now have 72,000 merchant locations where ValueLink cards are sold. We signed several significant new clients during the quarter, including Pizza Hut, Williams-Sonoma, Winn-Dixie, Baskin- Robbins and Dunkin' Donuts.

        As you know, Christina Gold has been leading our Western Union business for about a year now. She's recently made some organizational changes that will help build profitability and efficiency in that business.

        Mike Yerington, who previously led our Western Union North America business has now moved over to focus on developing our C2B business around the world. He will coordinate all of our merger and acquisition activity at Western Union.

        Bill Thomas has assumed responsibility for the largest of our Western Union International regions—the "Americas" division. This includes the U.S. domestic business and outbound business, as well as all of Mexico, Latin America and South America.

        Hikmet Ersek who has led the Western Union International division in Europe, the Middle East and Africa since mid-2001, will lead the balance of our Western Union International business. He's headquartered in Vienna, Austria.

        So, putting a bow on it, Payment Services had a very strong quarter, and is well positioned to continue executing on its strategies.

        Let's take a look now at Merchant Services. For the quarter, revenues grew 12%, to $783 million, with profits also up 12%, to $217 million.

        Margins for the quarter came in at a strong 28% the same as last year. This reflects our continued commitment to managing expenses, capturing the benefits from previous technology investments and absorbing overseas investment spending.

        Transactions were up 25% for the quarter. This increase was impacted by the PayPoint and Scotia bank acquisitions, as well as the continuing adoption of online debit capabilities by our national merchants. Online debit transactions continue to make up a larger part of our total transaction base. Excluding the impact of acquisitions, transactions were up organically, a strong 14%.

        Including equity earnings, transactions and processing services revenues from our card-based businesses grew 16% for the quarter. Including the impact of our GCA gaming alliance and TeleCheck business, our reported growth was at the 12% level. TeleCheck grew in the mid-single digits, as you can see on the income statement. And, our gaming alliance had positive growth, even though the gaming industry is generally depressed.

        Organic revenue growth in the core business was 7% this quarter, versus 8% last quarter. The slight drop-off is directly related to the mix shift from signature-based to PIN-based debit, where the growth rates are dramatic.

        We can clearly see that the overall universe of electronic transactions is expanding as the percentage growth of online debit stays extremely strong. And, clearly, it's serving as a check replacement in our industry.

        Merchant discount rates continue to go down in the 3- 5% range.

        We mentioned in the earnings release that a pending bank merger led to the termination of a small merchant alliance. As a result, First Data recorded a pretax gain of $20 million in the quarter from the sale of our ownership in that merchant portfolio.

        Coincidentally, last year in the second quarter, you may remember that we realized a pretax gain of $15 million from the sale of a merchant portfolio to another small alliance partner on the West Coast. We also realized $5 million from contract termination fees last year, related to two processing agreements. This activity in the second quarter of last year was the result of two bank mergers, again.

        So, if I adjust for the noise in the merchant segment because of the $20 million issue, the actual merchant growth rate was a point higher.

        From a new sales perspective, we added nearly 100,000 new merchants in the quarter up 13% from the second quarter of 2002. So, our sales channel is very, very active.

        Internationally, we realized a full quarter's worth of revenue from our March acquisition of TeleCash. Consistent with our U.S. strategy, we will make international investments that fit into our core competencies. Net-net for Merchant, revenue growth, profit growth, operating margins and cash flow were all very strong.

        Now let's take a look at the Card Issuing segment, also knows as our Outsourcing business.

        Revenues grew 10%, operating profits were down 18% for the quarter, and margins were at 15%. Profits from the Card Issuing segment represent less than 15% of First Data's total operating profits.

        Some things going on that affect the results of the segment. Much of the revenue growth is coming from postage and other reimbursables. Our sub-prime clients continue to experience negative growth. The trailing activities from the discontinued operations of First Consumers National Bank are a revenue and profit negative. Previously capitalized costs related to our system redesign are now being expensed. One of our large customers drove some significant pricing adjustments in the quarter. As true in other segments, our international expansion is being funded at the segment level.

        Again, backing out the noise here, profits are still within about 3% of what we thought they were going to be for the year. Having said that, I want you all to know that we still face significant challenges in Card Issuing, as we move through the last six months of the year.

        Card accounts on file are now 316 million. During the quarter, we de-converted 19 million bank card accounts to a customer's in-house system. That same customer is converting approximately 19 million retail accounts onto our system before we end 2003.

        Today, about 53% of our accounts on file—which is about 167 million accounts on file—are bankcard credit. About 60 million are debit, and about 89 million are retail or private-label.

        So far this year, we've converted nearly 9 million accounts, and expect to convert about 29 million more before the year's out. Three major conversions already in process total about 27 million of the 29 million accounts.

        We signed several agreements during the quarter. GE signed a five-year extension of its long-term processing agreement, which will now expire in 2016. Internationally, First Data Europe extended its processing agreement with Dresdner Bank AG for five years. Banco Popular in the Dominican Republic signed an agreement to utilize our VisionPLUS software.

        Last week we announced our strategic relationship with ProxyMed, one of the leading providers of electronic transaction-processing services to the healthcare industry. The relationship provides a full suite of innovative and cost-efficient electronic processing solutions. It lets us provide the authorization and settlement services that fit nicely with our merchant point-of-sale expertise. So, we're very excited about this opportunity.

        To sum it up, we're all working hard at improving the Card-Issuing business. Don't be surprised if the sluggish results continue for a few more quarters.

        With that, let's move on to Emerging Payments, our eOne Global business. We reported $38 million in revenue for the quarter and about a $4 million loss.

        In the quarter, eOne announced a new grant for its enterprise payments company Velosant, which provides financial supply-chain solutions for mid-and-large-sized enterprises. Former PeopleSoft International President Bill Walsh has joined the company as CEO. In addition to signing an agreement with Coca-Cola Enterprises this quarter, Velosant finalized a product development and marketing agreement with MasterCard International, to integrate the MasterCard Corporate Purchasing Card into Velosant's Electronic Invoice presentment and payment service.

        Taxware, eOne Global's operating company, providing global tax calculation and compliance services, signed several new agreements with large international organizations to provide global tax calculation and compliance services.

        That's a brief segment review. I continue to remain very confident in meeting our top and bottom-line guidance for the year. Now, for Kim's update.

        Kim Patmore: Thanks, Charlie. Now let me touch on a few key financial items. First, let me talk you through a couple of things you may notice from looking at the face of the income statement this quarter. You'll note that the investment income line is up 49% for the quarter and 22% year-to-date. Year-to-date investment income at the Payment Services level is up approximately 15%. This compares to an increase in average investable balances related primarily to the official check business, that are up 23% for the quarter and 19% year-to-date. The product sales and other line is also substantially up this quarter. Most of the revenues from our TeleCash acquisition go into this line item, so you're likely to see these larger percentage increases here for the balance of the year. Finally, you'll note that the equity earnings in affiliates increased 39% for the quarter. Because that number is small, this quarter it look less than $3 million to move the percentage increase by 10%. This percentage can vary from quarter-to-quarter, based on the performance of our 12 equity partners.

        As we've told you in the past, our priorities for the use of cash include: normal working capital needs and to reinvest in the business; to make strategic acquisitions that fit with our core competencies; and for capital structure needs, such as stock buy-back or debt repayment.

        Our capital expenditures were approximately $81 million for the second quarter. We're now anticipating full-year cap-ex spending to be plus-or-minus $450 million.

        As you may remember, on May 21, our Board of Directors approved a plan to increase our stock buy-back authorization to a total of $1.5 billion. We filed our S-4 registration statement regarding the Concord transaction with the SEC on that same day. As a result, we were able to be back in the market and actively purchasing our stock. This led to the purchase of 10.7 million shares during the quarter, at an average price of $42.47, for a total buy back of $454 million, with about $1 billion remaining under our current authorization.

        Our second quarter effective tax rate was 27.1%. This was up 90 basis points from last year's effective tax rate of 26.2% in the second quarter. Our total outstanding debt balance at the end of the quarter was approximately $3.4 billion, including $839 million of commercial paper. As of July 15, our commercial paper balance was approximately $614 million.

        Our credit ratings remain at A1 for Moody and A+ for Standard and Poors. On one last item—in June we filed a plan that will increase our shelf registration from $200 million to $2 billion. David?

        David Banks: Thanks, Kim. Mike, are you there?

        Operator: Yes, I am, sir.

        David Banks: We're ready to take questions, now.

        Operator: Our first question comes Jim Kissane of Bear Stearns.

        James Kissane: A question on the $20 million gain. Charlie, last year in the press release, you said you re-invested the $15 million in merchant-processing functionality. It seemed like this year maybe the $20 million flowed to the bottom line. Can you comment on that?

        Charlie Fote: Jim, I'll tell you that some of it went for general expenses. Some went back into the international business. We're funding the international business expansion, for the most part, right now, out of Card and Merchant-operating cash flow. We've done some deals over in TeleCash, for example, the TeleCash deal. That funding is coming out of the Merchant segment for example. Okay?

        Jim Kissane: Okay. You also said that the shift to PIN from offline accelerated during the quarter. Can you comment on what's driving that, and your sense on the long-term outlook for what's going to happen between PIN and offline debit.

        Charles Fote: I think it will continue to go up. I don't know if we said it before, so I'll give you both numbers. It was 11%, and now it's up to 17%. So it was a dramatic increase in PIN debit growth, year-over-year. That's like a 40% increase, or so. Right?

        Jim Kissane: Within your portfolio of businesses?

        Charles Fote: Yes. Within our portfolio. You got it. Total PIN with debit transactions are growing north of 25%.

        Jim Kissane: Right.

        Charles Fote: That's good news for us with the number of merchants we have out in the field.

        Jim Kissane: One last question. Total consumer-to-business transactions slowed somewhat. But you then talked about "Western Union-branded" transactions. Can you distinguish between the two different lines?

        Charlie Fote: Yes. In the companies we have purchased over time, there's one application with a software application that was private-labeled, and private-label users run that software in-house. We have a service bureau product that's branded Western Union, that last quarter grew 14% and this quarter grew 15%. Our C2B application is off and running. It works just like the Western Union agent transactions in that there's a brand and a distribution network. We're very happy with that result.

        James Kissane: Thank you, Charlie.

        Charles Fote: Okay, thanks a lot, Jim.

        Operator: Our next question comes from Pat Burton of Smith Barney.

        Patrick Burton: Hi. Good morning. Charlie, could you go a little bit more into the outlook for the remainder of the year in the payment instruments business? And your comfort with the high teens revenue outlook? I know you did mention that each month this quarter, the volume accelerated within the unit on the C2C side. Thanks.

        Charles Fote: Yes. It was an interesting phenomenon this year and it occurred to us two years ago. When Easter falls in the middle of April, March is stronger than April for some reason. That's what happened this year. If you take March and April and put them together, we average about the same rate of 21% for both months. The average for both months was about the same growth rate as it was for May and June. Both of those months came in close to 21%. If you take—leave January out, because January can be abnormal, depending on when the last day of the year is, so you can leave that out—but February, March, April, May and June all leveled out at about the same growth rate this year. It does look like you sweep some of April's transactions into March when Easter happens in the middle of April. That also happened in 2001. For the rest of the year we're confident with Western Union. We don't adjust ranges for individual segments, but that segment looks strong.

        Patrick Burton: Thank you.

        Operator: Our next question is from David Togut of Morgan Stanley.

        David Togut: Thank you. Charlie, could you comment or perhaps quantify the impact of the investment in the overseas business, and when you think this is going to start to decline and/or perhaps start to lift the overall Merchant and Card Issuer businesses?

        Charlie Fote: We'll continue to make core competency acquisitions, if I may, in overseas under First Data International. We've been happy with the opportunities that have come to us. We've been making non-diluted deals when we're picking up acquisitions. The ongoing margins without the capital costs of the deals are very good. So I would say, David, that we're going to stay focused.

        David Togut: Just as a quick follow-up, it looks like pricing is improving a little in U.S.-to-Mexico, and it's holding very steady internationally. Could you comment a bit on the core pricing in the U.S.-to-U.S. business and underlying transaction growth trends?

        Charlie Fote: The same-store sales, U.S. were up a little over 14% in the quarter. Okay? That includes U.S.-outbound, for sure. And pricing, we have not experienced any significant changes in pricing. Remember, that's corridor-by-corridor, and we're still focused on pricing corridor-by-corridor.

        David Togut: Okay. Thank you.

        Charlie Fote: Thanks a lot, David.

        Operator: Our next question is from Greg Gould of Goldman Sachs.

        Gregory Gould: Thanks. Charlie, just to re-confirm the 20 million gain was fully reinvested in those other areas you'd mentioned?

        Charlie Fote: Yes. Close enough. I don't have it reconciled in front of me, but it's close enough, Greg.

        Gregory Gould: Okay, and can you quantify the incremental costs that were incurred in the June quarter from the merger?

        Charlie Fote: Kim's got it.

        Kim Patmore: Greg, it was about $500,000, and what we'll do is we'll update you on that line item, going forward, because we do expect with Miles' and Scott's teams really getting more active at the end of this quarter and in full force in third quarter, we'll update you on that as we go through the balance of the year.

        Gregory Gould: Okay, and one last question, on the Card Issuer business. Charlie, you mentioned you're about 3% off of plan so far this year, and that there are still big challenges in the second half. The original guidance I think was for flat profit growth. Is that still within reach? Or should we be a little bit more conservative now?

        Charlie Fote: If it's zero-to-conservative, I'd be more conservative. Okay?

        Gregory Gould: Okay, and which areas are making up for that? Is it Western Union, in the second half, or Merchant?

        Charlie Fote: The rest of the company. Both segments.

        Gregory Gould: Thank you.

        Operator: Our next question's from Greg Smith of Merrill Lynch.

        Gregory Smith: Hey, good morning. Charlie, can you just comment on what you saw with regard to check volumes at the points-of-sale during the quarter?

        Charlie Fote: Check volume continues to go down, but we still have good growth there on the bottom. You're seeing debit cards are taking over. One of the obvious industry phenomenon is that it goes from check to offline to online is what we see happening, here. If you took it over the years, you'd see check volume, then you'd see offline check card, and now you see a lot of online happening.

        Gregory Smith: Can you just talk a little about the gaming business? What percentage of revenues overall are just at a Merchant segment?

        Charlie Fote: I don't think we've given that. I'll tell you that it's between 5-10%.

        Gregory Smith: What's your outlook, there?

        Charlie Fote: Listen, that's a good business. That business has tripled, since we've been in it. The gaming industry—if you look at the Visitor Bureau stats for Las Vegas, for example—I think it's down 6%—and we've seen positive growth there for the quarter. We'll wait until the economy turns around there, but it's been strong, to date—compared to the industry.

        Gregory Smith: Okay, great. Lastly, can you talk a little about the home delivery product in India? What exactly is that? Is that something you do in other countries, as well, on the Western Union side?

        Charlie Fote: Yes. It depends on the country. For example, I know we do it in Vietnam. We have a home delivery product there where they run around on motorcycles and motor scooters. We do it in Mexico. In India, we've contracted with a courier that can get to 400 of our locations. When you move money, they put in on a bike, and they go out and hand it to you.

        Gregory Smith: How does that affect margins, then, in those areas?

        Charlie Fote: We get paid for the product.

        Gregory Smith: Great. Thanks a lot.

        Operator: Our next question is from Dirk Godsey of JP Morgan.

        Dirk Godsey: Good morning. We've been hearing that not all of the merchant acquirers, including Concord, are planning on passing through the lower signature debit interchange rates beginning August 1st. I was wondering if you could comment on what FDC's plans might be, in this regard. Overall, where do you see the pluses and minuses during the second half of the year, coming out of this pricing change on August 1st?

        Charlie Fote: We're involved with 12 alliance partners, as it relates to merchant acquiring. Competition is great. Those alliance partners compete aggressively with each other. So, we'll see where it all falls out over time. As you said, there's an interchange rate increase for some types of transactions and an interchange rate decrease for others. I think the pricing and the profits or the contributions will be determined at the alliance level and at the industry level.

        Dirk Godsey: Just a quick follow-up here for Kim, relative to the accounting on the gain. I'm assuming that the $20 million shows up in both the revenues and in the operating profits of Merchant Services unit? Is that right?

        Kim Patmore: Right. Correct.

        Dirk Godsey: So adjusting for that, the margins still look pretty strong. Can you comment a little bit on the sustainability of those margins, going into the second half of the year?

        Charlie Fote: If you take the $20 million out of both top and bottom, the 12% top and bottom, with the 13% on the bottom—that's what you should know—if you adjust for that 20, it would be a 13% growth.

        Dirk Godsey: Just one last thing, here, on Western Union locations. Could you talk a little bit about the backlog of locations and the number of locations China and India—the linearity of the rollout here, through the remainder of the year, getting to this year-end target?

        Charlie Fote: If you look at the numbers, we add about 100 locations a day, on average, to make our growth numbers. That's about the run rate. We monitor that. Every morning, we have a 6:30 call. We know how many agent locations are going on, and we manage it to a 100 a day. That's been part of the spin operate for a long time.

        Kim Patmore: We have over 20,000 in backlog.

        Dirk Godsey: Did you mention a China/India number during the call?

        Kim Patmore: 19,000 for both. 12,000 for India and about 7,000 for China.

        Dirk Godsey: You mentioned three corridors that are not seeing growth. Can you comment just in aggregate what they represents as a percentage of Western Union revenue?

        Charlie Fote: We don't break it out, but there were three. It was all in South America and/or Central America. Two were in one and one was in the other.

        Dirk Godsey: Is it a material amount of revenue in aggregate, or is it not material?

        Charlie Fote: No, it's not material, except we've been giving that metric out and we want to continue to give it out. So, if we don't give it out, you won't wonder why we don't give it out.

        Dirk Godsey: Thank you.

        Charlie Fote: You're welcome.

        Operator: Our next question is from Dris Upitis of CSFB.

        Dris Upitis: Hi. I was wondering if you could just elaborate a little bit on the margin expansion you saw at Western Union, and what the long-term outlook there is. Then also, if you could just clarify the 250 basis points of growth you said you anniversaried from Paymap and eCommerce group. Was that entirely anniversaried this quarter? Or will we see any more of that into the third quarter?

        Kim Patmore: On that, we'll anniversary both of those by the third quarter. We had one at the beginning of April, and the other one was in June. We'll anniversary completely, beginning July 1st.

        Dris Upitis: But in this quarter, it was 250?

        Kim Patmore: Right.

        Charlie Fote: What was your second question?

        Dris Upitis: On just the margin expansion on Western Union. If you could just elaborate a little bit on the source of that in the quarter, and the outlook for continued expansion, longer-term.

        Charlie Fote: Christina's been focused on the costs in Western Union. I think you've seen the results of it. I think those margins are probably as high as they're going to get. I know they're a little too high. She'd like to reinvest some of that back into the business. Let's just say they're strong, and when the request calls for more investment to help the business continue to grow at the rate it's at, then she'll take down the expense of reinvestment.

        Dris Upitis: Okay. Thanks.

        Charlie Fote: You're welcome.

        Operator: Our next question is from Bryan Keane of Prudential.

        Bryan Keane: Good morning. I wanted to clarify the movement of PIN 11% to 17%. What explains that? Is it more awareness of PIN use by the merchant? Or is it something else you guys are doing?

        Charlie Fote: Remember, we bought PayPoint a year ago. Right? Scotia Bank is Canada's heavy PIN base. We're just seeing a movement to PIN across-the-board. It's not just one ingredient, Bryan.

        Bryan Keane: Have you guys seen any accelerated growth in the implementation of PIN pads at the points-of-sale? Or any merchants, just because of the passing lawsuit-any extra up tick in the growth of PIN pads?

        Charlie Fote: I will tell you this. The merchant's asking you to please key in your PIN when you swipe a debit card. There's a lot more merchant-awareness to that. PIN-based cards, for sure, are done at ATMs. Merchants have more and more aware that the card has both capabilities—so they ask the consumers to please key in their PIN.

        Bryan Keane: Ok great, then switching to Western Union. The two corridors—what were the two other corridors that dropped out of the top 50, and what was the reason for it? Was it labor strikes? Was there anything in particular, or nothing to read into?

        Charlie Fote: I gave you Venezuela, and I don't want to give the others. Venezuela was the big one. There was one more in South America, and one more in Central America.

        Bryan Keane: Fair enough. On the acquisition front, I think you said First Data's only done one this year. Do we expect that to pick up in the second half of the year besides Concord? Or will the Concord merger kind of freeze other acquisitions?

        Charlie Fote: Well, don't make that assumption. The only reason I mentioned that on the call is because, remember our deal with Concord is we're not going to do anything that would affect that transaction. In Merchant we signed a deal, a handcuff deal, that says we're not going to go out and try to do a deal that would destroy this merger. That's why I mentioned it on this call. For sure, we're always looking at things that fit into our core competencies.

        Bryan Keane: Your confidence level is still high, I guess. On a scale of 1-10, with 10 being the highest, this Concord deal will hopefully close for you guys?

        Charlie Fote: Yes. We're very confident the deal is going to close. Very confident.

        Bryan Keane: Thank you very much.

        Operator: Our next question is from Jeff Baker of Piper Jaffray.

        Jeffery Baker: Hi, Charlie. Just a couple of other questions. Are there any provisions in the contract deal to renegotiate the contract if they're to fall short of financial expectations? Any thoughts on renegotiating the contract at all?

        Charlie Fote: The only thing I can tell you about the contract is what you read in the public. I won't say anything else.

        Jeffery Baker: Kim, do you have the net impact on revenue resulting from the weak dollar during the quarter?

        Kim Patmore: On revenue?

        Jeffery Baker: Yes.

        Kim Patmore: We talked about that in the Payments group it was about 4%. Overall, it's about 1%.

        Jeffery Baker: Four percent of growth in the Payments?

        Kim Patmore: Right. On revenue in Western Union.

        Jeffery Baker: Right.

        Kim Patmore: Right.

        Jeffery Baker: Charlie, could you give us an update as far as finding a replacement for Eula for card business? Or are you going to do that forever?

        Charlie Fote: You'll see that. Right now, it's a tough job; I'm telling you that. I'm taking two different approaches at it. You'll probably read something in the next two weeks.

        Jeffery Baker: Last question. Pricing in Merchant, you said 3-5 decline. That's what you've always said. Were you at the lower end or the higher end of that? If you would indulge us, could you separate between large and small, if you don't mind?

        Charlie Fote: Yes, the regional merchants were probably at the lower end. The national merchants—the ones that pay us a transaction rate plus interchange—those are probably north of that end. On average, it's 3-5%. Smaller guys are closer to the lower end. Big guys can blow it right out of the top.

        Jeffery Baker: Then the total? You're at the lower end of that?

        Charlie Fote: Yes. There's no change. That's the way it's been the last couple of quarters by the way.

        Jeffery Baker: Thanks.

        Operator: Our next question's from Adam Frisch of UBS.

        Adam Frisch: Thanks. Good morning guys. I wanted to ask you on payment. Second half growth on tougher comps. Should we expect growth to be kind of in the same range it was this quarter, because the comps actually get harder in the second half, as you've lapped the acquisitions you've talked about?

        Charlie Fote: Yes. The third quarter should be easier, everything else being equal, than the second quarter, once I adjust for the acquisition, Adam.

        Adam Frisch: Should we see growth back in the high teens range in Payment for the rest of the year?

        Charlie Fote: No; not one I adjust it. Once I adjust it, you'll see it.

        Adam Frisch: Got it. Then C2B transactions again are a little bit lower. Is that the same reason as last quarter? Lower delinquency rate?

        Charlie Fote: Yes. It's still a little bit of an art there. But if you look at delinquency trends, they're lower. Bankruptcies are plus or minus, it seems, depending upon the quarter. For sure the delinquency rates seem to be down.

        Adam Frisch: Merchant dollar volume was up 22.5%, and transactions were up 25%. So lost some growth, there. But revenue's only up a little under 12%. Pricing pressure? Or what should we be making of all those data points, there?

        Charlie Fote: If you adjust for TeleCheck and GCA, you're at 16%, I think.

        Adam Frisch: Okay.

        Charlie Fote: Last quarter, we were at 23 and 15, respectively. I'm going back in memory, but it was about the same kind of trend.

        Adam Frisch: So you're okay, there. Then pricing pressure has not accelerated?

        Charlie Fote: No. You've got a mix shift of debit, right?. Other than that, it's been holding up about the same. The numbers, on a respective basis, are about the same.

        Adam Frisch: Turning to PIN for a second. We were thinking that maybe PIN-based would be decelerating. Obviously, it's still pretty robust, but it's decelerated versus prior quarters. Because of lower offline interchange? It seems to me that from your comments, you're not seeing that. Is that the right way to look at it?

        Charlie Fote: The interchange change is just occurring because the install goes in August 1. We'll talk about that at a later date.

        Adam Frisch: Too early to tell.

        Charlie Fote: Yes.

        Adam Frisch: Any feedback from the merchants on the proposed merger with Concord? Are they supporting it? Are they oblivious to it? Do they feel the impact of it at all? What's the deal there?

        Charlie Fote: I'm not commenting on that. The Justice Department has first grabs at that. We'll let them hear first.

        Adam Frisch: Question on Mexico. Strong at 25, but lower than the last few quarters. Are harder comps starting to catch up, or is there something happening there competitively that we should know about?

        Charlie Fote: No. Remember we had pricing changes?

        Adam Frisch: Yes.

        Charlie Fote: We're lapping those down. Now we'll get probably into the normal growth rate that we'll experience, going forward. We were 33% and mid-teens last Quarter. Now we're at 25 and high teens. Right? We're lapping some of the pricing adjustments we made a year ago.

        Adam Frisch: Okay, great. Thanks, guys.

        Operator: Our next question is from Craig Peckham of Jeffries & Company.

        Craig Peckham: Hi, Charlie. You mentioned in card that there was one client apparently it sounds like you renegotiated with. Is that something that's becoming more widespread in that segment? Is that what you're referring to, as far as the challenges of that business, going forward?

        Charlie Fote: It was a large client obviously we renegotiated a deal with. The challenges in the segment I want to get those 90 million accounts converted. So we've got 29 million scheduled now. To see growth in that business, we've got to get those 90 million accounts on. So those are being managed every morning now on our morning call also. We're going to leave this year with 60 million accounts not converted. I want to get those 60 million on as fast as we can next year, until we get them into the revenue streams. Alright? Until we get that done, there are going to be challenges in the financials in that segment. So we've got to get them done.

        Craig Peckham: Any new products that you might care to talk about, outside of the card business, within the outsourcing segment?

        Charlie Fote: We're picking up print/mail for some of our customers on ancillary product offerings that they have. We're doing some voice work in some of the centers we already have. Remember that the challenge there in the card segment is getting the accounts converted. On the outsourcing business, wherever we have available, fixed expense, we're filling it up with ancillary product offerings. We're not spending money on a capital basis to do outsourcing. Okay?

        Craig Peckham: Okay. Thanks.

        Charlie Fote: You're welcome.

        Operator: Our next question is from John Kraft of DA Davidson.

        John Kraft: Hi, guys. Just a couple more broad questions. As you compete for the STAR contracts, separate from the Concord acquisition, I guess particularly related to the whole Wal-Mart settlement and whatnot, how are you seeing the attitude toward First Data, and how is that changing?

        Charlie Fote: Hit me with that one again. Do you have a specific on that?

        John Kraft: I guess I'm trying to get a feel for how these contract renegotiations are going. I know that you're competing separately from Concord until the merger closes. I'm just trying to get a feel for how the banks view you, with regard to the Concord merger. Is it changing a bit because of the Wal-Mart settlement? Are these banks becoming more interested in partnering with you? Or interested in partnering with Visa, now that they're a little bit more aggressive?

        Charlie Fote: Listen, I don't want to comment on that. I will tell you there's not a lot—you haven't heard of a lot of deals being announced. So maybe the pending merger has changed the decision-timing of some of these banks, but that's the only comment I want to make there. Okay?

        John Kraft: Okay, well let me change gears a little bit and ask another broad question. Is the strength that you're seeing in the corridor—the U.S.-to-Mexico corridor, are you seeing any increase in competition from the banks? What would you attribute the strength there to?

        Charlie Fote: We got hung up about three or four years ago when we got into pricing in Mexico. Instead of us going to corridor-to-corridor pricing under the Western Union brand, we went and bought a brown bag brand called Orlandi Valuta. We competed against other players and Western Union with the Orlandi Valuta brand. Since then, the niche players came in, and they were very competitive with Orlandi Valuta. Our reaction to that was, "Let's do some corridor-to-corridor pricing and product-offering changes in Mexico." We made those changes about a year ago, and that was the lapping issue I was talking about earlier. That's been the reason for the turnaround in Mexico.

        Over time, it's cost us about north of $100 million in revenue. It was a tough lesson to swallow here, but since we've addressed the issue head-on, we're having some good growth in Mexico. It's the strongest quarter since 1996.

        John Kraft: Alright. Thanks.

        Charlie Fote: You're welcome.

        Operator: Our next question is from Kartik Mehta of Midwest Research.

        Kartik Mehta: Good morning, Charlie.

        Charlie Fote: Good morning.

        Kartik Mehta: A question on China and India. As you look at that corridor now that you're adding some new services, do you still feel that the three-to-five-year timeframe that you see for most international Western Union agents to deliver solid operating returns from would still be the same in that particular corridor?

        Charlie Fote: Yes. It might come out earlier, but what you get is the averaging, because in India, there are probably 200,000 post offices, if we could find them all, right? We're not putting 200,000 on our backlog. In China, there's at least 60,000-plus post offices, but we don't count those in all our backlogs. Once we get in the core agent base, we'll say, "Okay, three to five years that's up and running, its strong." Or, "Two to five years, it's strong." Whatever it is, it is. But then I'm going to increase the denominator by going to more remote locations, and I'm going to drive the average out. So, we're looking at it both ways. The 80/20 rule on the core agent base, and then what happens to the remote areas. Okay?

        We're going to have the same phenomenon we had in the U.S. When we started MoneyGram in 1988, we had 7,000 locations and we were throwing out one out of three customers, because we didn't have receive locations for them. Once you say, "We don't have a receive location," it's tough to get them back in your location. What we did was we went to 4,000 little cities and towns in the U.S. and then we had a full network—so about 11,000 locations. We had a distribution network in the U.S. that satisfied consumers.

        That's going to happen to us around the world as we go into countries of size. We're going to have to make sure we've got the locations in all the small towns to have a business. What you'll see is 80% will get us pretty good penetration; the last 20% will make the company, as we go across. It'll make the international business in several of these large countries.

        Kartik Mehta: Got a last question, Charlie. Prepaid service transactions grew 34%. I think that in the past, you've said it's an opportunity you might want to pursue a stored-value phone card area. Are those still opportunities, as you look at now?

        Charlie Fote: Yes. Especially globally. If you think of the Western Union business—just the IPS business, that whole segment is a prepaid company. Right? It's prepaid for money transfers. You put your money on the counter. You prepay for debit cards and store value cards. You prepay for money orders. Every product we add to that business is a prepaid product, so it fits very well with what we do.

        Kartik Mehta: Sounds good. Thanks very much.

        Charlie Mehta: You're welcome.

        David Banks: Mike, let's make this the last question.

        Operator: Our last question is from Brad Moore of Putnam Lovell.

        Bradley Moore: Thanks. A couple of things on Card Issuing. First, could you comment on transaction volumes in the Quarter? How do they compare to the prior Quarter?

        Charlie Fote: Card revenue is…why don't I just leave that? I don't think we've given that out. I will tell you to remember that every merchant transaction comes from a cardholder. So if you were trying to get a flavor for the transaction volume of the quarter on card, the merchant stats are attached to the reports. I didn't mean to give you a quick answer—I'm just saying those numbers are there. But assume that every merchant transaction is a cardholder.

        Let's then jump to the revenue in card. Revenue in card is now more account-based. The issuers are writing accounts. I guess that bank-card accounts are going to grow 46%. Our revenue model in card is based on accounts, now. It used to be based on a mix of accounts and transactions. We're trying to change that revenue model. Card revenue is where you see it, based mainly on the postage pass-through, which contributed to most of the growth in card, from a revenue standpoint.

        Bradley Moore: Could you also comment on the sales pipeline, with regard to some of the new outsourcing services that you articulated earlier in the year?

        Charlie Fote: We're taking them down one at a time. Most of them are one-off. As I said, we're not putting capital into that business so that we can be an outsourcing company. We're filling up that we have with very profitable revenue streams.

        Bradley Moore: Finally, are you aware of any significant or potential client losses or attrition for Card Issuing later this year?

        Charlie Fote: You're going to get a strong no from me, here.

        Bradley Moore: Thanks.

        Charlie Fote: You're welcome. Thanks, Operator.

        Operator: Thank you, sir.

        Charlie Fote: That concludes our call, everyone. Thanks a lot. Make it a great day.